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                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------

                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                               -------------

                             (Amendment No. 8)

                      Ground Round Restaurants, Inc.
- --------------------------------------------------------------------------
                             (Name of Issuer)

  Common Stock, par value $.16-2/3                 460200-10-8
             per share
- -----------------------------------   -----------------------------------
   (Title of class of securities)                (CUSIP number)

                           Joseph Schollenberger
                     Great South Beach Improvement Co.
                            16 West River Road
                               P.O. Box 521
                             Rumson, NJ  07760
                              (908) 842-4886
- --------------------------------------------------------------------------
    (Name, address and telephone number of person authorized to receive notices and communications)

                              August 25, 1995
- --------------------------------------------------------------------------
          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [_].

Check the following box if a fee is being paid with the statement   [_].

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                     (Continued on following page(s))

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 CUSIP No. 460200-10-8                    13D


     1     NAME OF REPORTING PERSON:    GSB Holdings, Inc.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      Delaware
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     640,000
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       640,000
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       640,000
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [x]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  5.73%

    14     TYPE OF REPORTING PERSON:    CO
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 CUSIP No. 460200-10-8                    13D



     1     NAME OF REPORTING PERSON:    Great South Beach Improvement Co.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      New York
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     640,000
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       640,000
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       640,000
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [x]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  5.73%

    14     TYPE OF REPORTING PERSON:    CO
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


 CUSIP No. 460200-10-8                   13D


     1     NAME OF REPORTING PERSON:    David H. Clarke

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      United States
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     640,000
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       640,000
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       640,000
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [x]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  5.73%

    14     TYPE OF REPORTING PERSON:    IN
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               This Statement amends the Statement on Schedule 13D filed
     with the Securities and Exchange Commission (the "Commission") by GSB Holdings, Inc. ("GSB"), Great South Beach Improvement Co. ("Improvement"), and David H. Clarke (collectively referred to herein as the "Beneficial Owners"), with respect to their beneficial ownership of the Common Stock, par value $.16-2/3 per share ("Common Stock"), of Ground Round Restaurants, Inc., a New York corporation (the "Company"), as previously amended by Amendments Nos. 1 through 7 thereto. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in previous filings of the Schedule 13D.

     Item 4.   Purpose of Transaction.
               ----------------------

               On August 25, 1995, GSB entered into an agreement (the "Shareholder Agreement") with JUSI Holdings, Inc., a Delaware corporation ("JUSI") which directly beneficially owns 4,320,000 shares of Common Stock, representing approximately 33.1% of the outstanding shares of Common Stock. David H. Clarke is the Chairman of the Board and Chief Executive Officer of JUSI's parent corporation, U.S. Industries, Inc.

               In the Shareholder Agreement, GSB agreed, among other things, that (i) GSB shall vote all shares of Common Stock beneficially owned by it in the same manner as JUSI shall vote with respect to such matter, as JUSI shall specify after consultation by JUSI with GSB, and (ii) GSB shall not sell, transfer or otherwise dispose of any shares of Common Stock to an unaffiliated third party except in the following circumstance: if JUSI enters into an agreement with an unaffiliated third party (a "Third Party") to sell, transfer or otherwise dispose of any shares of Common Stock, then at the direction of JUSI, GSB shall enter into an agreement with the Third Party on the same terms and conditions to sell the same percentage of the total number of shares of Common Stock owned by GSB as the percentage of shares of Common Stock owned by JUSI to be sold to the Third Party.

               In addition, in the Shareholders Agreement, JUSI agreed, among other things, that it shall not sell, transfer or otherwise dispose of any shares of Common Stock to an unaffiliated third party unless it shall have arranged for GSB to sell the same percentage of its shares of Common Stock to the third party on the same terms and conditions.

               The Shareholder Agreement shall terminate on September 30, 1996, unless prior to such date the parties agree in writing to extend such term.
























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               The Shareholder Agreement has been filed as an exhibit to
     this Amendment and is incorporated herein by reference.

               Subject to the foregoing, the Beneficial Owners may determine to acquire or dispose of shares of Common Stock, directly or indirectly, in open-market or privately negotiated transactions, subject to their continuing evaluation of the performance and prospects of the Company and upon other developments and circumstances including, without limitation, general economic, market and business conditions.

     Item 7.   Materials to be Filed as Exhibits.
               ---------------------------------

               The following is filed herewith as an Exhibit to this
     Schedule 13D:

               5. Agreement, dated August 25, 1995 between JUSI Holdings, Inc. and GSB Holdings, Inc.





















































     NYFS11...:\95\78595\0001\1323\13D8255K.430
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                                   SIGNATURES
                                   ----------

               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  August 29, 1995



                                   GREAT SOUTH BEACH IMPROVEMENT CO.



                                   By:  /s/ Joseph Schollenberger
                                        ------------------------------
                                        Joseph Schollenberger
                                        Vice President


                                   GSB HOLDINGS, INC.



                                   By:  /s/ Joseph Schollenberger
                                        ------------------------------
                                        Joseph Schollenberger
                                        Vice President



                                                    *
                                   -----------------------------------
                                   DAVID H. CLARKE
                                   *  by Joseph Schollenberger
                                        Attorney-in-fact




































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                                  EXHIBIT INDEX
                                  -------------

     Item No.                                          Page No.
     --------                                          --------

     5.   Agreement, dated August 25, 1995 between
          JUSI Holdings, Inc. and GSB Holdings, Inc.